

November 24, 2020

Scott LaPorta
Chief Executive Officer
Sugarfina Corp
1700 E Walnut Ave., Suite 500
El Segundo, CA 90245

> **Re: Sugarfina Corp**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed November 16, 2020**
> **File No. 024-11352**

Dear Mr. LaPorta:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A Filed November 16, 2020

Summary, page 7

1. Please tell us whether you had a unit/share split in conjunction with your conversion from a LLC to a C corporation or at some other point in time after June 27, 2020. If so, revise your disclosures thoroughout the filing to (a) state the terms of the unit/share split and (b) retrospectively present all unit/share amounts and per unit/share amounts disclosed for the successor.

Plan of Distribution, page 58

2.   We note your response to prior comment 2. Please explain the "Reserve Now" function on your StartEngine page and how it may be used by prospective investors prior to qualification. In this regard, we note that it appears that $7,000 has been reserved as of November 19, 2020.

You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeanne Campanelli, Esq.